August 23, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
David Edgar, Staff Accountant
Jaime John, Staff Accountant
Gabriel Eckstein, Staff Attorney
Evan S. Jacobson, Attorney Advisor

Re:	salesforce.com, inc.

Form 10-K for the Fiscal Year Ended January 31, 2013

Filed March 8, 2013

Form 10-Q for the Fiscal Quarter Ended April 30, 2013

Filed May 24, 2013

File No. 001-32224

Ladies and Gentlemen:

We are responding to the additional comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Graham Smith, Chief Financial Officer of salesforce.com, inc. (the “Company”), dated July 30, 2013 related to the above referenced filings. For your convenience, we have repeated the comments contained in the Comment Letter before our response.

Form 10-K for the Fiscal Year Ended January 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 40

1.	We note your response to prior comment 1. Please explain to us why the individual performance of each of your four core service offerings is not key to understanding and evaluating your historical results and the future prospects of your business, or material to an understanding of your business. For example, your response states that you will disclose that the “majority” of your total revenue is derived from subscriptions to your Sales Cloud, and that you expect this trend to decline as you become more successful in selling your other service offerings. Your proposed disclosure does not appear to provide any insight into how successfully you sold non-Sales Cloud service offerings during the periods presented. In addition, please tell us the percentage of your total revenues attributable to each of your four core service offerings during the periods presented. Please note that this comment also applies to your Form 10-Q for the quarter ended April 30, 2013.

We respectfully advise the Staff that we do not manage the Company based on revenue by core service offering. As evidence of this, we do not forecast or report revenue by service offering as part of any standard weekly, monthly or quarterly information package to either our board of directors or executive management committee, which includes our CEO. Moreover, our incentive compensation plans, including those for sales, marketing or product executives and sales representatives, are not tied to specific individualized service offering revenues. Therefore, we do not believe that revenue by core service offering provides insight as to how our management evaluates the performance of the Company.

Additionally, as revenues from individual service offerings are not evaluated by management as part of any standard weekly, monthly or quarterly information package, we have not invested in financial systems and controls that are capable of systematically reporting revenue by individual core service offering. Therefore we cannot derive the information consistently across quarters or years.

We advise the Staff that we will continue to re-evaluate our MD&A disclosures in order to capture new trends in revenue, our business, or how we evaluate the financial performance of our business. Further, should the Company implement systems and controls that can track and manage its operations based on cloud-specific revenue, we will consider providing appropriate disclosure of such trends based on the circumstances at such time.

Fiscal Years Ended January 31, 2013 and 2012

Revenues, page 43

2.	We note your response to prior comment 2. Total revenues materially increased period over period, yet your explanation for this material increase cites three factors that typically drive revenue at most businesses, and does not demonstrate the impact of new customers versus expanded sales to existing customers. In that regard, it is unclear why a quantitative breakdown is not “meaningful,” or material to an understanding of the key drivers of revenue during the periods presented. Please advise. Please note that this comment also applies to your Form 10-Q for the quarter ended April 30, 2013.

We respectfully advise the Staff that we do not separately quantify or monitor the separate impact that new customer sales activity, upgrades or additional subscriptions from existing customers (collectively, “new business activity”) have on total revenue for the period.

Due to our ratable subscription revenue recognition model, substantially all of our subscription revenue in any quarter is the result of transactions with our customers that are contracted for in previous quarters or years. We don’t commence recognizing revenue until the start of the service period. As such, revenue from new customers, upgrades and additional subscriptions executed in the immediate reporting quarter is not meaningful to that quarter’s revenue. In addition, identifying, tracking and scheduling out the impact of these three factors on revenue in subsequent periods is not practicable because our financial reporting tools and controls are not designed to report revenue broken down by these factors. As the impact on revenue from new business activity in the immediate quarter is not significant, and a quantitative breakdown is not feasible, management does not utilize the quantitative impact of revenues broken down by these factors in evaluating the Company’s performance.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 104 (Incorporated by Reference From Definitive Proxy Statement Filed May 8, 2013)

Employment Contracts and Certain Transactions

Related Party and Other Transactions, page 41

3.	You state that the value of certain resources you provided the Foundation was “in excess of” $150,000 per quarter during fiscal 2013. In addition, you disclose that you issued the Foundation warrants, and do not charge an affiliate of the Foundation for subscriptions it resells to large non-profit organizations. In future filings, please disclose the approximate dollar value of any transaction with the Foundation that exceeds $120,000. See Item 404(a) of Regulation S-K.

We respectfully advise the Staff that we will disclose the approximate dollar value of any transaction with the Foundation that exceeds $120,000, in accordance with Item 404(a) of Regulation S-K.

Below is an excerpt from our Related-Party Transactions footnote disclosure that will be included in our Form 10-Q filing for the three and six months ended July 31, 2013, and we will continue to include this language in our future periodic reports.

Since the Foundation’s inception, the Company has provided at no charge certain resources to Foundation employees such as office space. The value of these items was approximately $205,000 for the quarter ended July 31, 2013.

The Company also allows an affiliate of the Foundation to resell the Company’s service to non-profit organizations. The Company does not charge the affiliate for these subscriptions, so any revenue from subscriptions provided to non-profit organizations is retained by the Foundation to fund its charitable work. The value of the subscriptions was approximately $3.8 million for the quarter ended July 31, 2013. The Company plans to continue these programs.

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If you have any further comments or questions, please direct them to my attention. My telephone number is (415) 778-3040, my facsimile number is (415) 513-4172 and my email address is burke.norton@salesforce.com.

Very truly yours,

salesforce.com, inc.

/s/ Burke F. Norton
Burke F. Norton
Executive Vice President and Chief Legal Officer

cc:	Marc Benioff, Chairman and Chief Executive Officer, salesforce.com, inc.

Graham Smith, Executive Vice President and Chief Financial Officer, salesforce.com, inc.

Sam Fleischmann, Senior Vice President and General Counsel, Corporate

Lawrence Tomlinson, Director and Chair of the Audit Committee, salesforce.com, inc.

Aaron J. Alter, Esq., Wilson Sonsini Goodrich & Rosati

Craig R. Smith, Ernst & Young LLP

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